November 30, 2022

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re: The St. Joe Company

Form 10-K for the fiscal year ended December 31, 2022

Form 10-Q for the quarterly period ended September 30, 2022

File No. 001-10466

Dear Messrs. McPhee and Lee:

On behalf of The St. Joe Company (the “Company”), we hereby respond to the comment provided by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 18, 2022 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022. For ease of reference, we have included the Staff’s comment in its entirety in bold text preceding our response.

Form 10-Q for the quarterly period ended September 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

1. In future filings, both in the current period and prospectively, please expand your disclosures to specifically discuss how increased interest rates impact your results of operations and your financial condition.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will expand its disclosures in future filings to specifically discuss how increased interest rates impact the Company’s results of operations and financial condition.

Please direct any questions, comments or requests for further information to the undersigned at (850) 231-7407.

Sincerely,

/s/ Marek Bakun
Marek Bakun
Executive Vice President and Chief Financial Officer

Cc:	Elizabeth J. Walters, Senior Vice

President and General Counsel

Zachary J. Davis, King & Spalding LLP